SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on October 18, 2006 announcing "ECtel Awarded $1.2M Project for FraudView(TM) from Telecom Namibia". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//______________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  October 23, 2006

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued October 18, 2006

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EXHIBIT 1

ECtel Awarded $1.2M Project for FraudView(TM) from Telecom Namibia

ROSH HA'AYIN, Israel, October 18,  ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced it has been awarded a project for the implementation of FraudView®, its fraud detection and prevention solution, from Telecom Namibia Limited. The contract totals $1.2 Million, and followed a successful pilot on live traffic.

FraudView® is the leading and most complete fraud management solution for telecom operators. Designed to meet the needs of wireline, wireless, convergent and next generation communication service providers, FraudView® features an array of unique, state-of-the-art  fraud detection and prevention technologies enabling thousands of fraud controls. FraudView® is the first solution to include ECtel`s online Fraud Data Exchange (FDE) technology, allowing operators to download anti-fraud online updates thereby continuously monitoring new fraud scenarios.

Telecom Namibia's General Manager of Technology & IT, Mr. Heinrich P. Bader commented: "ECtel`s FraudView solution provides us with advanced and state-of-the-art capabilities to monitor our network. After a thorough examination, we have found that FraudView provides the best fit  for our requirements and we expect fast return-on-investment from this system".

Mr. Eitan Naor, President and CEO of ECtel, said: "We are pleased to have Telecom Namibia as our customer. We have been working together for some time and are looking forward to a continuing long-term partnership. This new project validates ECtel`s competitive advantage and the benefits to operators in our products. We see growth opportunities for ECtel in Africa and believe that we are well positioned to take advantage of this potential".

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission.

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ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECTEL LTD.
DANA RUBIN
MARCOM MANAGER
TEL: +972-3-9002656
FAX: +972-3-9002103
EMAIL: DANAR@ECTEL.COM

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